                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(X)  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 1999

     Commission File Number 1-5725

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Piper Impact 401(k) Savings Plan.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Quanex Corporation
          1900 West Loop South, Suite 1500
          Houston, TX 77027
          (713) 961-4600

INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Piper Impact 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Piper Impact 401(k) Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

June 2, 2000

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             DECEMBER 31,
                                                       -----------------------
                                                          1999         1998
                                                       ----------   ----------
Assets:
              Investments at fair value (see Note C)   $7,372,571   $5,396,047

              Participant loans                           300,717      198,115

              Employee contributions receivable           131,512      161,998
              Employer contributions receivable            73,261       29,398
                                                       ----------   ----------
                                                          204,773      191,396
                                                       ----------   ----------

Net assets available for benefits                      $7,878,061   $5,785,558
                                                       ==========   ==========






                       See notes to financial statements.

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                     DECEMBER 31,
                                               -----------------------
                                                  1999         1998
                                               ----------   ----------
Investment income:
              Interest and dividends           $  520,323   $  348,633
              Net appreciation in fair value
                of investments (see Note C)       670,599      674,906
                                               ----------   ----------
                                                1,190,922    1,023,539
                                               ----------   ----------

Contributions:
              Employer (net of forfeitures)       541,133      209,975
              Employee                          1,295,411    1,235,569
                                               ----------   ----------
                                                1,836,544    1,445,544
                                               ----------   ----------

Interest on participant loans                      17,655       14,340
                                               ----------   ----------
                            Total additions     3,045,121    2,483,423
                                               ----------   ----------

Benefit payments                                  947,578      468,421
Administrative fees (see Note D)                    5,040        5,202
                                               ----------   ----------
                            Total deductions      952,618      473,623
                                               ----------   ----------

Increase in net assets available
  for benefits                                  2,092,503    2,009,800

Net assets available for benefits:
              Beginning of year                 5,785,558    3,775,758
                                               ----------   ----------
              End of year                      $7,878,061   $5,785,558
                                               ==========   ==========






                       See notes to financial statements.

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998




A.       DESCRIPTION OF THE PLAN

         The following description of the Piper Impact 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (1) General. The Plan is a defined contribution plan which covers substantially all full-time employees of Piper Impact, Inc. (the "Company"), a subsidiary of Quanex Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by Quanex Corporation's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may contribute to the Plan by electing salary deferrals between 1% and 20% of compensation as defined by the Plan document. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations. In addition, the Company makes a contribution on behalf of employees who have at least three months of service. This contribution is based on company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (4) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested for each year of credited service beginning with his or her second year and is 100% vested after six years of credited service. Forfeited balances of terminated participants' non-vested accounts are used to reduce current or future Company contributions.

         (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the Code, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution.

         (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or ten years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.


B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expense. The Company pays all administrative expenses, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

         (5)      Payments of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                        December 31,   December 31,
                                            1999           1998
                                        ------------   ------------
Fidelity Puritan Fund                   $    557,384   $    500,091
Fidelity Contrafund Fund                   1,334,186        949,606
Fidelity Retirement Growth Fund              644,646        446,819
Fidelity Blue Chip Fund                    2,972,107      2,241,863
Fidelity Asset Manager Fund                  374,239        307,494
Fidelity Government Money Market Fund        582,658        398,700
Common / Commingled Trust                    511,721        406,465

         During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $670,599 and $674,906, respectively, as follows:

                                   1999           1998
                               ------------   ------------
Fidelity mutual funds          $    652,898   $    688,359
Quanex unitized common stock         17,701        (13,453)
Common / Commingled trust                --             --
                               ------------   ------------
                               $    670,599   $    674,906
                               ============   ============

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $5,040 and $5,202 for the years ended December 31, 1999 and 1998, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of Quanex Corporation common stock held by the Plan was $167,512 and $69,928, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated September 30, 1998. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

                SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 76-0396886; PN 001

                               PIPER IMPACT, INC.
                        PIPER IMPACT 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1999

                                               Shares/                   Current
                                              Par Value      Cost         Value
                                             ----------   ----------   ----------
Fidelity Mutual Fund Assets:
      Puritan Fund*                              29,290      555,997      557,384
      Magellan Fund*                                855      106,099      116,808
      Contrafund*                                22,229    1,144,119    1,334,186
      Growth & Income Fund*                       1,741       79,132       82,109
      Retirement Growth Fund*                    24,938      498,289      644,646
      Overseas Fund*                                 81        3,257        3,907
      Balanced Fund*                                942       15,132       14,467
      Blue Chip Fund*                            49,444    2,052,722    2,972,107
      Asset Manager Fund*                        20,361      357,101      374,239
      Low-Priced Stock Fund*                        164        3,696        3,719
      Government Money Market Fund*             582,658      582,658      582,658
Templeton Foreign Fund                              470        4,730        5,270
Neuberger & Berman Partners Trust Fund              102        1,910        1,838
                                                          ----------   ----------
                  Total Mutual Fund Assets                 5,404,842    6,693,338

Quanex Corporation unitized common stock*        13,597      161,003      167,512
Common/commingled trust*                        511,721      511,721      511,721
Participant loans (bearing interest rates
   from 7.85% to 11%)                                        300,717      300,717
                                                          ----------   ----------

                  Total Investments                       $6,378,283   $7,673,288
                                                          ==========   ==========



* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Piper Impact 401(k) Savings Plan


Date: June 19, 2000                    /s/ Viren M. Parikh
                                       -----------------------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
23.1     Independent Auditor's Consent